Exhibit 3

SECOND AMENDMENT TO RIGHTS AGREEMENT

SECOND AMENDMENT (this “Amendment”) to the Rights Agreement, dated as of February 18, 1999 (the “Rights Agreement”), between Varian, Inc., a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A., as successor Rights Agent (the “Rights Agent”), made and entered into as of May 12, 2004.

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights;

WHEREAS, pursuant to Section 5.4 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement) prior to the Close of Business (as defined in the Rights Agreement) on the Flip-in Date (as defined in the Rights Agreement), in any respect;

WHEREAS, the Flip-in Date (as defined in the Rights Agreement) has not occurred;

WHEREAS, Section 5.4 of the Rights Agreement further provides that the Rights Agent will duly execute and deliver any supplement or amendment to the Rights Agreement requested by the Company which satisfies the terms of such Section 5.4; and

WHEREAS, all acts and things necessary to constitute this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery by the Company and the Rights Agent of this Amendment have in each and all respects been fully authorized by the Company and the Rights Agent;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

1. The definition of “Exercise Price” as set forth in Section 1.1 of the Rights Agreement is amended and restated to read in its entirety as follows:

““Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. As of May 12, 2004 and until any subsequent adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $200.00.”

2. The last sentence of the first paragraph of the Form of Rights Certificate attached as Exhibit A to the Rights Agreement is amended and restated to read in its entirety as follows:

“As of May 12, 2004, the Exercise Price shall be $200.00 per Right and shall be subject to adjustment thereafter in certain events as provided in the Rights Agreement.”

3. Except as amended hereby, the Rights Agreement shall continue in full force and effect.

4. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such State.

6. Terms used in this Amendment and not defined herein shall have the meanings assigned to such terms by the Rights Agreement.

7. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidation or rendering unenforceable the remaining terms and provisions of this Amendment or the Rights Agreement or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

VARIAN, INC.

By:	/s/	Arthur W. Homan

	Name:	Arthur W. Homan
	Title:	Secretary

EQUISERVE TRUST COMPANY, N.A.

By:	/s/	Thomas McDonough

	Name:	Thomas McDonough
	Title:	Senior Acct. Mgr.

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